Exhibit 99.1

Invitel Holdings A/S Announces the 2008 Financial Results of its Predecessor (Hungarian Telephone and Cable Corp.) and Filing of Annual Report with SEC

SEATTLE--(BUSINESS WIRE)--May 15, 2009--Invitel Holdings A/S (NYSE Amex U.S.: IHO), the successor to Hungarian Telephone and Cable Corp., announced today the financial results of Hungarian Telephone and Cable Corp. (the “Company”) for year ended December 31, 2008.

2008 RESULTS

The results for the year ended December 31, 2008 reflect the inclusion of the results attributable to the Invitel Acquisition for the full year as compared to the year ended December 31, 2007 which only included the results attributable to the Invitel Acquisition for only eight months. In addition, the results for the year ended December 31, 2008 reflect the inclusion of the results from the Memorex Acquisition (for nine months) and the Tele2 Hungary Acquisition (for the full year) compared to the year ended December 31, 2007 which did not include the results from the Memorex Acquisition and only included the results from the Tele2 Hungary Acquisition for three months.

The Company increased its revenue by 44% to $555.0 million for the year ended December 31, 2008 as compared to revenue of $385.2 million for the year ended December 31, 2007. Income from operations increased by 76% for the year ended December 31, 2008 to $81.1 million as compared to $46.2 million for the year ended December 31, 2007. The Company’s net loss attributable to common stockholders for the year ended December 31, 2008 was $69.2 million, or $4.22 per (diluted) common share, as compared to net loss attributable to common stockholders of $96.6 million, or $6.23 per common share for the year ended December 31, 2007.

Mass Market Voice – The Company’s Mass Market Voice revenue grew by 46% from $108.1 million in the year ended December 31, 2007 to $157.4 million in the year ended December 31, 2008, mainly due to the inclusion of the results from the Invitel and Tele2 Hungary acquisitions.

Business – The Company’s Business revenue grew by 28% from $116.3 million in the year ended December 31, 2007 to $148.4 million in the year ended December 31, 2008, mainly as a result of the Business revenue attributable to the Invitel Acquisition.

Mass Market Internet – The Company continued its growth in its Mass Market Internet business reflecting the continued growth in broadband DSL Internet penetration both inside and outside its historical concession areas. The Company’s Mass Market Internet revenue increased by 64% to $55.0 million in the year ended December 31, 2008 as compared to $33.6 million in the year ended December 31, 2007.

Wholesale – The Company’s Wholesale revenue increased 53% from $127.2 million in the year ended December 31, 2007 to $194.2 million in the year ended December 31, 2008, primarily due to the operations acquired in the Invitel and Memorex acquisitions.

The Company’s net cash provided by operations was $136.5 million for the year ended December 31, 2008.

Please note that when comparing the financial results for the year ended December 31, 2008 to the financial results for the year ended December 31, 2007, the reported results in U.S. dollars have been affected by the difference between the average Hungarian forint/U.S. dollar exchange rates during such periods. The Hungarian forint appreciated against the U.S. dollar by 7% when calculating the average Hungarian forint/U.S. dollar exchange rate during the year ended December 31, 2008 as compared to the average Hungarian forint/U.S. dollar exchange rate during the year ended December 31, 2007.

COMMENTS FROM MARTIN LEA

Commenting on the financial results, Invitel Holdings’ President and CEO Martin Lea said, “I am pleased with the 2008 financial results, which were in line with management’s expectations, and which reflect the successful execution of our core strategies and the successful integration of the operations acquired in the Tele2 Hungary and Memorex acquisitions. We held our own in a very difficult operating environment given the global economy and Hungary’s macroeconomic issues. We will continue to review our operating strategies and revise them as necessary to adjust to changing market conditions.”

Mr. Lea went on to say, “I am especially pleased with the results of our Wholesale business which is mainly attributable to the successful integration of Memorex. We expect to continue to capitalize on our leading position in the Wholesale market for data and capacity services within the Central and South Eastern European region. I look forward to discussing our financial results in greater detail during our investor call on May 19, 2009.”

CONFERENCE CALL

On Tuesday, May 19, 2009 (at 14:00 UK time, 15:00 CET, 9:00 AM ET) the CEO and CFO of Invitel Holdings will host a conference call to discuss the 2008 financial results and Invitel Holdings’ financial results for the 1st Quarter 2009. You can participate in the conference call by dialling 800-224-62666 (UK toll free), +1-201-689-8567 (International) or +1-877-407-0782 (U.S. toll free) and referencing “Invitel Holdings”.

A web cast of the call and the presentation materials will be available on the Invitel Holdings web site at www.invitel.hu under “Investor Relations”. The web cast will be archived for 30 days.

In addition, a replay of the call will be available two hours after the call has ended and through June 2, 2009. To access the replay of the call, please dial +1-877-660-6853 (U.S. toll free) or internationally dial +1-201-612-7415 and enter the account (286) followed by the replay access code (323188).

A copy of the presentation materials will also be filed with the U.S. Securities and Exchange Commission prior to the call.

FILING OF ANNUAL REPORT WITH THE SEC

Invitel Holdings filed its 2008 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission, which annual report includes the Company’s audited financial statements. The annual report is available on Invitel Holdings’ website at www.invitel.hu under “Investor Relations”. A hard copy of the annual report is also available to the shareholders of Invitel Holdings free of charge upon request. Shareholders who want a hard copy of the annual report should call +1-206-654-0204.

ABOUT INVITEL HOLDINGS A/S

Invitel Holdings A/S, formerly Hungarian Telephone and Cable Corp., operating under the Invitel brand name, is the number one alternative and the second-largest fixed line telecommunications and broadband Internet Services Provider in the Republic of Hungary with more than 1 million customers in Hungary. In addition to delivering voice, data and Internet services in Hungary, it is also a leading player in the Central and South Eastern European wholesale telecommunications market.

Forward-Looking Statements

The information above includes forward-looking statements about Invitel Holdings A/S and its subsidiaries. These and all forward-looking statements are only predictions of current plans that are constantly under review by the company. Such statements are qualified by important factors that may cause actual results to differ from those contemplated, including those risk factors detailed from time to time in the company’s Securities and Exchange Commission (“SEC”) filings, which may not be exhaustive. For a discussion of such risk factors, see the company’s filings with the SEC including, but not limited to, its 2008 Annual Report on Form 20-F. The company operates in a continually changing business environment, and new risk factors emerge from time to time. The company cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on its business or events described in any forward-looking statements. The company has no obligation to publicly update or revise any forward-looking statements to reflect the occurrence of future events or circumstances.

Hungarian Telephone and Cable Corp. Financial Highlights (in millions, except per share data) Statements of Operations
	Year Ended	Year Ended
	December 31,	December 31,
	2008	2007

Mass Market Voice	$157.4	$108.1
Business	148.4	116.3
Mass Market Internet	55.0	33.6
Wholesale	194.2	127.2
Total Revenue	555.0	385.2

Cost of Sales	228.4	184.6

Income from Operations	81.1	46.2

Interest Expense	(114.2)	(58.7)

Gains (losses) on derivative financial instruments	3.8	(54.0)

Gains (losses) from fair value changes of warrants	-	(15.1)

Net income (loss) attributable to common stockholders	(69.2)	(96.6)

Net income (loss) per common share (diluted)	$(4.22)	$(6.23)

Hungarian Telephone and Cable Corp. Financial Highlights (in millions, except per share data) Balance Sheets

	As of	As of
	December 31,	December 31,
	2008	2007

Current Assets	$141.1	$118.8
Property, Plant and Equipment, net	769.3	691.5
Total Assets	1,251.3	1,110.2

Total Current Liabilities	255.1	194.0
Long Term Debt	937.5	812.9
Total Stockholders’ Equity (Deficit)	(56.6)	21.1
Total Liabilities and
Stockholders’ Equity	$1,251.3	$1,110.2

CONTACT:
Invitel Holdings
Hungary:
Robert Bowker
Chief Financial Officer
011-361-801-1374
or
U.S.:
Peter T. Noone
General Counsel
206-654-0204